UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-15321

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Smithfield Foods, Inc. Bargaining 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, VA 23430

Smithfield Foods, Inc. Bargaining 401(k) Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

Smithfield Foods, Inc. Bargaining 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Smithfield Foods, Inc. Bargaining 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P.

Norfolk, Virginia

June 3, 2005

Smithfield Foods, Inc. Bargaining 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2004	2003
Investments	$9,131,630	$7,151,071

Receivables
Participant contributions	43,752	59,016
Employer contributions	28,365	45,221

Total receivables	72,117	104,237

Net assets available for benefits	$9,203,747	$7,255,308

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. Bargaining 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$572,831
Interest and dividends	308,912

881,743

Contributions
Participant	1,106,962
Employer	674,478

1,781,440

Total additions	2,663,183

Deductions from net assets attributed to
Benefits paid to participants	685,003
Administrative fees	29,741

Total deductions	714,744

Net change	1,948,439

Net assets available for benefits
Beginning of year	7,255,308

End of year	$9,203,747

The accompanying notes are an integral part of these financial statements.

Smithfield Foods, Inc. Bargaining 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of Plan

The following description of the Smithfield Foods, Inc. Bargaining 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions

General

The Plan is a defined contribution plan established by Smithfield Foods, Inc. (Smithfield). The Plan is for the benefit of eligible bargained employees of Smithfield and affiliated employers that have adopted the Plan (collectively Company). Eligibility requirements for 401(k) and matching contributions are 90 days of service and attainment of age 18. Eligibility for discretionary profit sharing contributions varies based on the related bargaining agreement of the adopting affiliated employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute 1 to 50 percent of pretax annual compensation, as defined in the Plan. The Company matching contribution varies based on the related bargaining agreement of the adopting affiliated employers. The Company may make a profit sharing contribution at the discretion of the board of directors. Participants direct the investment of all contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of service, as defined, and may vary based on the collective bargaining agreement.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 6 percent to 9.5 percent, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, on termination of service a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution.

Forfeitures

As of December 31, 2004 forfeited nonvested accounts totaled $133,149. These accounts will be used to reduce employer contributions and pay plan expenses.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are primarily stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2004	2003
Calamos Growth Fund – Class A, 14,869 and 14,081 shares, respectively	$787,757	$630,566
MFS Value Fund, 26,702 and 23,642 shares, respectively	617,882	480,881
Strong Advisor Small Cap Value Fund, 33,495 and 28,150 shares, respectively	984,760	774,958
Strong Large Company Growth Fund, 33,101 and 29,889 shares, respectively	519,683	399,321
Strong Stable Value Fund, 715, 264 units	*	715,264
Strong Government Securities Fund, 185,417 and 178,639 shares, respectively	1,991,380	1,943,593
Barclays Lifepath 2020 Fund, 76,989 shares	*	1,087,857
Templeton Foreign Large Value Fund, 37,596 shares	462,432	*
Wells Fargo Stable Return, 33,113 shares	1,225,186	*
Wells Fargo Outlook 2020 Select, 98,873 shares	1,350,602	*

*	Investment does not represent 5 percent of net assets available for benefits.

During 2004, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$543,838
Common stock	28,993

$572,831

4.	Related Party Transactions

The Plan invests in certain funds managed by and participant directed brokerage accounts held by Strong Investments, Inc. Strong Investments, Inc. is an affiliate of State Street Bank & Trust Company, the trustee. The Plan also invests in Smithfield Foods, Inc. common stock. At December 31, 2004 the Plan held 4,697 shares of Smithfield Foods, Inc.

At the end of 2004, Wells Fargo acquired Strong Investments, Inc. As a result of the acquisition, certain funds previously managed by Strong are currently managed by Wells Fargo.

5.	Tax Status

The Internal Revenue Service has determined and informed the prototype sponsor by a letter dated August 7, 2001, that the prototype plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been restated since receiving the opinion letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the statement of net assets available for benefits.

* * * * *

Supplemental Schedule I

Smithfield Foods, Inc. Bargaining 401(k) Plan

Schedule of Delinquent Contributions

Schedule H, Line 4a

EIN 52-0845861 Plan 004

December 31, 2004

		Total that constitute non-exempt prohibited transactions
Contribution for plan year	Participant contributions transferred late to the plan for plan year	Contributions not corrected	Contributions corrected outside VFC program	Contributions pending correction in VFC program	Total fully corrected under VFC program and PTE 2002-51
2003	$59,147	$—	$59,147	$—	$—
2004	$7,114	$7,114	$—	$—	$—

Late 2004 contributions were remitted by the plan sponsor in 2004 and early 2005. Lost earnings have been remitted into the plan in 2005.

See report of independent registered public accounting firm.

Supplemental

Schedule II

Smithfield Foods, Inc. Bargaining 401(k) Plan

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 52-0845861 Plan 004

December 31, 2004

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
American Century	179	shares of American Century Govt Bond Fund	1,907
American Funds	139	shares of AMCap Fund R4	2,544
Barclays Global Investors	13,332	shares of Global Equity Index Fund	148,253
Calamos	14,869	shares of Calamos Growth Fund - Class A	787,757
Dreyfus	63	shares of Dreyfus Appreciation Fund	2,442
Lord Abbett	7,046	shares of Lord Abbett Mid-Cap Value Fund	159,456
MFS	26,702	shares of Value Fund	617,882
* Pimco	15,313	shares of Pimco Total Return Fund	163,390
* Smithfield Foods, Inc.	4,697	shares of Smithfield Foods, Inc. common stock	138,992
* Strong Investments, Inc.	6,177	shares of Advisor Large Company Core Fund - Class K	68,380
* Strong Investments, Inc.	33,495	shares of Advisor Small Cap Value Fund	984,760
* Strong Investments, Inc.	33,101	shares of Large Company Growth Fund	519,683
* Strong Investments, Inc.	185,417	shares of Government Securities Fund	1,991,380
Templeton	37,596	shares of Foreign Large Value Fund- Class A	462,432
* Wells Fargo	33,113	shares of Stable Return S	1,225,186
* Wells Fargo	797	shares of Outlook 2010 Select	10,086
* Wells Fargo	98,873	shares of Outlook 2020 Select	1,350,602
* Wells Fargo	7,152	shares of Outlook 2030 Select	102,839
* Wells Fargo	3,205	shares of Outlook 2040 Select	49,781
* Wells Fargo	5,462	shares of Outlook Today Select	57,025
* Participant loans		Maturing through December 2008, interest rate ranging from 6% to 9.5%, secured by participant accounts	286,853

			$9,131,630

MFS - Massachusetts Financial Services

* - Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SMITHFIELD FOODS, INC. BARGAINING 401(k) PLAN

Smithfield Foods, Inc. (as Plan Administrator)

Date: June 28, 2005	By:	/s/ Daniel G. Stevens
Daniel G. Stevens
Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm